UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No.  2)

REPRO MED SYSTEMS, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

759910102

(CUSIP Number)

JOSEPH M. MANKO, JR.

HORTON CAPITAL MANAGEMENT, LLC.

1717 Arch Street, Suite 3920

Philadelphia, PA 19103

(215) 399 5402

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 15, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 759910102

1		NAMES OF REPORTING PERSONS: Horton Capital Partners Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [_] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) (See Item 3) WC; OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 6,062,107 (See Item 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 6,062,107 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,062,107 (See Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.98% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions): OO

CUSIP No. 759910102

1		NAMES OF REPORTING PERSONS: Horton Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [_] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) (See Item 3) WC; OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 6,062,107 (See Item 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 6,062,107 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,062,107 (See Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.98% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions): OO

CUSIP No. 759910102

1		NAMES OF REPORTING PERSONS: Horton Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [_] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) (See Item 3) WC; OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 7,062,107 (See Item 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 7,062,107 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,062,107 (See Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.62% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions): IA

CUSIP No. 759910102

1		NAMES OF REPORTING PERSONS: Joseph M. Manko, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [_] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) (See Item 3) WC; OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 7,062,107 (See Item 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 7,062,107 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,062,107 (See Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.62% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions): IN

This amendment No.2 to Schedule 13D (this “Amendment No.2”) amends and supplements the Schedule 13D (the “Initial 13D”) filed on May 23, 2017 and Amendment No. 1 filed on December 4, 2017 (the Initial 13D, as amended and supplemented by Amendment No. 1, and, as amended and supplemented by this Amendment No. 2, collectively the “Schedule 13D”) relates to shares of common stock, par value $0.01 per share (“Common Stock”), of the Issuer, a New York corporation. Capitalized terms not defined in this Amendment No. 2 shall have the meaning ascribed to them in the Initial 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby amended as follows:

Item 3.  Source and Amounts of Funds or other Consideration.

On June 30, 2017 and September 29, 2017, 14,762 shares of Common Stock were issued to HCPF, in the aggregate, in consideration for Mr. Manko’s services as Director (“Director Shares”).  Except as set forth above, the shares of Common Stock acquired by the Reporting Persons after the date of filing of Initial 13D (the “Shares”) were purchased with working capital of HCPF and HCM (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated for the following information:

The percentages used herein are calculated based upon 37,930,620 shares of Common Stock issued and outstanding as of November 3, 2017, pursuant to the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on November 3, 2017.

As of the close of business on December 15, 2017:

1. HCPF

(a) Amount beneficially owned: 6,062,107*

(b) Percent of class: 15.98%*

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 6,062,107*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 6,062,107*

2. HCP

(a) Amount beneficially owned: 6,062,107*

(b) Percent of class: 15.98%*

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 6,062,107*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 6,062,107*

3. HCM

(a) Amount beneficially owned: 7,062,107*

(b) Percent of class: 18.62%*

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 7,062,107*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 7,062,107*

4. Mr. Manko

(a) Amount beneficially owned: 7,062,107*

(b) Percent of class: 18.62%*

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 7,062,107*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 7,062,107*

* HCPF owns directly 6,062,107 shares of Common Stock.  Pursuant to investment management agreements, HCM maintains investment and voting power with respect to the securities held by HCPF.  However, despite the delegation of investment and voting power to HCM, HCP may be deemed to be the beneficial owner of such securities under Rule 13d-3 of the Act because HCP has the right to acquire investment and voting power through termination of investment management agreements with HCM. HCM also acts as an investment adviser to certain managed accounts.  Under investment management agreements with managed account clients, HCM has investment and voting power with respect to 1,000,000 shares of Common Stock held in the client managed accounts.  HCP is the general partner of HCPF.  Mr. Manko is the managing member of both HCM and HCP.  By reason of the provisions of Rule 13d-3 of the Act, each of HCM and Mr. Manko may be deemed to beneficially own 7,062,107 shares of Common Stock, and HCP may be deemed to beneficially own 6,062,107 shares of Common Stock held by HCPF.  However 1,000,000 shares of Common Stock issuable upon the exercise of the Warrant, dated August 8, 2014, issued to HCPF pursuant to the Securities Purchase Agreement (the “SPA”) with the Issuer, dated August 8, 2014, are excluded from the Reporting Persons’ beneficial ownership due to a conversion cap that precludes HCPF from exercising the Warrant to the extent that HCPF would, after such exercise, beneficially own (as determined in accordance with Section 13(d) of the Act) in excess of 9.99% of the shares of Common Stock then outstanding.  Each of the Reporting Persons disclaims beneficial ownership of any of the securities covered by this Schedule 13D.

(c)        Schedule A attached to this Schedule 13D and incorporated herein by reference lists all transaction in the Shares effected by the Reporting Persons during the past sixty days.

(d)        No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)        Not applicable.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement*

Exhibit 2

Securities Purchase Agreement dated, August 8, 2014, between the Issuer and HCPF and the Warrant, dated August 8, 2014, incorporated by reference to Exhibit 4.1 of the Issuer’s Annual Report on Form 10-K filed by the Issuer on May 8, 2015.

Exhibit 3	Schedule A*

Exhibit 4	Schedule A, dated as of December 15, 2017

* Previously filed by Horton.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 15, 2017	HORTON CAPITAL PARTNERS FUND, LP By: Horton Capital Partners, LLC, its General Partner

	By:	/s/ Joseph M. Manko, Jr.
	Name:	Joseph M. Manko, Jr.
	Title:	Managing Member

HORTON CAPITAL PARTNERS, LLC

	By:	/s/ Joseph M. Manko, Jr.
	Name:	Joseph M. Manko, Jr.
	Title:	Managing Member

HORTON CAPITAL MANAGEMENT, LLC.

	By:	/s/ Joseph M. Manko, Jr.
	Name:	Joseph M. Manko, Jr.
	Title:	Managing Member

/s/ Joseph M. Manko, Jr.
JOSEPH M. MANKO, JR.

Exhibit 4

SCHEDULE A, dated as of December 15, 2017

This Schedule A sets forth information with respect to all transactions in the shares of Common Stock of the Issuer effected by the Reporting Persons during the past sixty days.

Trade Date	Shares Purchased	Price
11/8/2017	22,535	$ 0.66
11/9/2017	77,890	$ 0.65
11/10/2017	27,750	$ 0.69
11/24/2017	82,000	$ 0.79
11/27/2017	48,900	$ 0.80
11/28/2017	91,810	$ 0.80
11/29/2017	25,300	$ 0.80
11/30/2017	52,300	$ 0.83
12/5/2017	35,811	$ 0.84
12/6/2017	15,000	$ 0.84
12/8/2017	41,000	$ 0.89
12/11/2017	46,225	$ 0.90
12/12/2017	50,000	$ 0.90
12/13/2017	53,000	$ 0.90
12/14/2017	182,890	$ 0.88
12/15/2017	160,802	$ 0.90